FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 2

The Asset Protection Scheme

RBS Group – Q3 2010 Results

Appendix 2 The Asset Protection Scheme

Covered assets: roll forward to 30 September 2010

The movements in covered assets during the quarter are detailed below.

Covered amount
£bn

Covered assets at 30 June 2010	215.5
Disposals	(3.5)
Maturities, amortisation and early repayments	(7.3)
Effect of foreign currency movements and other adjustments	0.7

Covered assets at 30 September 2010	205.4

Covered assets at 31 December 2009	230.5

Note:
(1)	The Asset Protection Agency (APA) and the Group have now reached agreement on substantially all eligibility issues.

Key points
•	The reduction in covered assets was due to disposals, early repayments and maturing loans.

•
As part of the Group’s risk reduction strategy significant disposals were made from the structured credit portfolio (£1.8 billion); additionally the Group took advantage of market conditions and executed sales from its derivative, loan and leveraged finance portfolios (£1.7 billion).

RBS Group – Q3 2010 Results

Appendix 2 The Asset Protection Scheme

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to covered assets.

	30 September 2010	30 June 2010	31 December 2009
	£m	£m	£m

Loans and advances	17,360	16,702	14,240
Debt securities	12,113	13,980	7,816
Derivatives	2,341	1,828	6,834

	31,814	32,510	28,890

By division:
UK Retail	2,880	2,765	2,431
UK Corporate	1,026	927	1,007
Ulster Bank	697	730	486

Retail & Commercial	4,603	4,422	3,924
Global Banking & Markets	1,769	1,528	1,628

Core	6,372	5,950	5,552
Non-Core	25,442	26,560	23,338

	31,814	32,510	28,890

Key points
•
Cumulative credit impairments and write downs decreased by £0.7 billion in the quarter, primarily due to disposals of debt securities in the Non-Core division of £1.2 billion and movements in exchange rates of £0.5 billion, partially offset by impairments and write downs of £0.7 billion.

•
The APA and the Group have reached agreement on the classification for the purposes of the Scheme of some structured credit assets which has resulted in adjustments to credit impairments and write downs mainly between debt securities and derivatives.

RBS Group – Q3 2010 Results

Appendix 2 The Asset Protection Scheme (continued)

First loss utilisation

For definitions of triggered amounts and other related aspects, refer to page 174 of the Group’s 2009 Annual Report and Accounts - Business review - Asset Protection Scheme.

The table below summarises the triggered amount and related cash recoveries by division.

	30 September 2010			30 June 2010			31 December 2009
	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,613	371	3,242	3,503	232	3,271	3,340	129	3,211
UK Corporate	4,027	1,032	2,995	3,431	777	2,654	3,570	604	2,966
Ulster Bank	1,387	109	1,278	917	78	839	704	47	657

Retail & Commercial	9,027	1,512	7,515	7,851	1,087	6,764	7,614	780	6,834
Global Banking & Markets	3,057	464	2,593	2,579	289	2,290	1,748	108	1,640

Core	12,084	1,976	10,108	10,430	1,376	9,054	9,362	888	8,474
Non-Core	29,502	2,888	26,614	26,590	1,792	24,798	18,905	777	18,128
	41,586	4,864	36,722	37,020	3,168	33,852	28,267	1,665	26,602

Loss credits			732			-			-

			37,454			33,852			26,602

Notes:
(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period or restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset. The Group expects additional assets to trigger upon expiry of relevant grace periods based on the current risk rating and level of impairments on covered assets.

(2)
Following the reclassification of some structured credit assets from derivatives to debt securities the APA and the Group also reached agreement regarding changes to triggers in respect of these assets. An additional criterion – implied write down – was agreed. This occurs if (a) on two successive relevant payment dates, the covered asset has a rating of Caa2 or below by Moody’s, CCC or below by Standard & Poor’s or Fitch or a comparable rating from an internationally recognised credit rating agency or (b) on any two successive relevant payment dates, the mark-to-market value of the covered asset is equal to or less than 40 per cent of the par value of the covered asset, in each case as at such relevant payment date.

(3)
Under the Scheme rules, the Group may apply to the APA for loss credits in respect of the disposal of non-triggered assets. A loss credit counts towards the first loss threshold and is typically determined by the APA based on the expected loss of the relevant asset.

(4)
The Group and the APA are currently in discussion with regard to loss credits in relation to the withdrawal of £2.9 billion of derivative assets during Q2 2010 and the disposal of approximately £1.5 billion of structured finance and leveraged finance assets in Q3 2010.

(5)	Under the rules of the Scheme the data in the table above at the quarterly reporting date may be revised over a rolling twelve month period.

Key point
•
The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets. On this basis, the expected loss on triggered assets at 30 September 2010 is approximately £23 billion (38%) of the £60 billion first loss threshold under the APS.

RBS Group – Q3 2010 Results

Appendix 2 The Asset Protection Scheme

Risk-weighted assets

The table below analyses the divisional risk-weighted assets (RWAs) covered by the APS.

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

UK Retail	13.4	13.5	16.3
UK Corporate	24.0	25.7	31.0
Ulster Bank	8.3	8.3	8.9

Retail & Commercial	45.7	47.5	56.2
Global Banking & Markets	13.2	15.5	19.9

Core	58.9	63.0	76.1
Non-Core	58.0	60.4	51.5

APS RWAs	116.9	123.4	127.6

Key point
•	APS RWAs decreased by £6.5 billion, reflecting disposals and early repayments as well as changes in risk parameters.

RBS Group – Q3 2010 Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary